Mail Stop 3561

January 17, 2006

Mr. Dan Crow
Vice President and Chief Financial Officer
Hastings Entertainment, Inc.
3601 Plains Boulevard
Amarillo, Texas 79102

		RE:	Hastings Entertainment, Inc.

			Form 10-K for Fiscal Year Ended January 31, 2005
			Filed May 2, 2005
			Form 10-Q for Quarterly Period Ended April 30, 2005 Form 10-Q for Quarterly Period Ended July 31, 2005 Form 10-Q for Quarterly Period Ended October 31,
2005

			Form 10-K/A for Fiscal Year Ended January 31, 2005
			Filed January 13, 2006
			Form 10-Q/A for Quarterly Period Ended April 30,
2005
			Form 10-Q/A for Quarterly Period Ended July 31,
2005
			File No. 000-24381

Dear Mr. Crow:

	We have completed our review of your Form 10-K and related filings and have no further comments at this time.

								Sincerely,



									George F. Ohsiek, Jr.
									Branch Chief